                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549


                                   FORM 11-K


                                  (Mark One)
              [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)


                  For the fiscal year ended December 31, 1998
                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                 For the transaction period from ____ to ____

                        Commission File Number  1-11141
                                               ---------



                      HEALTH MANAGEMENT ASSOCIATES, INC.
                            RETIREMENT SAVINGS PLAN

                           (Full title of the plan)



                      HEALTH MANAGEMENT ASSOCIATES, INC.
                       5811 PELICAN BAY BLVD., SUITE 500
                          NAPLES, FLORIDA  34108-2710


            (Name of issuer of the securities held pursuant to the
              plan and address of its principal executive office)

                                   Audited Financial Statements
                                   and Supplemental Schedules

                               Health Management Associates, Inc.
                                     Retirement Savings Plan

                               Years ended December 31, 1998 and 1997
                                 with Report of Independent Auditors

          Health Management Associates, Inc. Retirement Savings Plan

            Audited Financial Statements and Supplemental Schedules


                    Years ended December 31, 1998 and 1997



                                   Contents



Report of Independent Auditors..............................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............   2
Statements of Changes in Net Assets Available for Benefits..   3
Notes to Financial Statements...............................   4


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes..  14
Line 27d - Schedule of Reportable Transactions..............  15
Line 27e - Schedule of Non-Exempt Transactions..............  16

                        Report of Independent Auditors

The Plan Sponsor
Health Management Associates, Inc.
 Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Health Management Associates, Inc. Retirement Savings Plan, as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1998, schedule of reportable transactions for the year ended December 31, 1998, and schedule of non-exempt transactions for the year ended December 31, 1998 are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                               ERNST & YOUNG LLP



June 11, 1999

          Health Management Associates, Inc. Retirement Savings Plan

                Statements of Net Assets Available for Benefits


                                                       DECEMBER 31
                                                  1998             1997
                                              ---------------------------------
Assets
Investments, at fair value:
 Health Management Associates, Inc.
  Common stock                                 $  63,246,002     $ 45,379,028
 Collective trust funds                           15,077,010       28,500,221
 Mutual funds                                     31,282,944        1,161,855
                                              ---------------------------------
                                                 109,605,956       75,041,104

Cash                                                  61,184

Receivables:
 Participants' contributions                       1,041,704          724,408
 Employer's contribution                             592,275          505,069
 Accrued income                                       49,365                -
Total receivables                                  1,683,344        1,229,477
                                              ---------------------------------
Net assets available for benefits              $ 111,350,484     $ 76,270,581
                                              =================================



See accompanying notes.

          Health Management Associates, Inc. Retirement Savings Plan

          Statements of Changes in Net Assets Available for Benefits


                                                  Year Ended December 31
                                                  1998             1997
                                            ---------------------------------
Additions
Investment income:
  Net appreciation in fair value of             $  15,295,481   $  21,434,508
   investments
  Interest and dividends                            2,310,667         206,551
                                            ---------------------------------

                                                   17,606,148      21,641,059
Contributions:
 Participants                                      13,821,296       9,811,079
 Employer                                           3,604,766       2,383,490
                                            ---------------------------------
                                                   17,426,062      12,194,569
                                            ---------------------------------
Total additions                                    35,032,210      33,835,628

Deductions
Benefit payments                                    6,502,207       4,699,482
Administrative expenses                                     -          10,305

                                            ---------------------------------
Total deductions                                    6,502,207       4,709,787

Transfers from related plan                         6,549,902               -
                                            ---------------------------------
Increase in net assets available for               35,079,905      29,125,841
 benefits
Net assets available for benefits at
 beginning of year                                 76,270,581      47,144,740
                                            ---------------------------------
Net assets available for benefits at end        $ 111,350,486   $  76,270,581
 of year
                                            =================================



See accompanying notes.

          Health Management Associates, Inc. Retirement Savings Plan

                         Notes to Financial Statements

                               December 31, 1998


1. Description of the Plan

The following description of Health Management Associates, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan's sponsor is Health Management Associates, Inc. (the "Company"). The effective date of the Plan is October 1, 1990 (date of inception). The Plan was amended and restated in its entirety effective January 1, 1998 and July 1, 1998. The amendments incorporated the designation of Merrill Lynch Trust Company (the "trustee") as the trustee of the Plan's investments and the provisions of the River Oaks Hospital, Inc. 401(k) Profit Sharing Plan which was merged into the Plan during 1998, respectively.

The Plan is intended to qualify as a salary reduction plan under Section 401(k) and as a qualified defined contribution plan under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All eligible employees of the Company, as defined, may elect to participate in the Plan, provided that such employee is not a person covered under a collective bargaining agreement under which retirement benefits have been the subject of good faith bargaining or are participants in any other qualified plan maintained by the Company.

Contributions

Each year, participants may elect to defer from 1% to 20% of compensation received during the plan year. The Company makes discretionary matching contributions equal to a percentage of each participants' deferred compensation. In applying such matching percentage, only salary reductions up to 6% of total compensation shall be considered, and such Company matching contributions are limited to 3% of the participant's total compensation during the plan year.

          Health Management Associates, Inc. Retirement Savings Plan

1. Description of the Plan (continued)

Contributions (continued)

In addition, the Company, at the sole discretion of its Board of Directors, may make an additional contribution to the Plan. The Company match is in the form of Company securities, with the exception of designated hospital subsidiaries which receive the Company match in cash. The Company match in Company securities is not subject to participant direction. During the years ended December 31, 1998 and 1997, discretionary contributions of approximately $339,000 and $320,000, respectively, were made to the Plan.

Participants' Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Withdrawals and Payments of Benefits

Upon retirement or death, the total vested value of a participant's account is distributed to the participant or the beneficiary in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan.

A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal. If a participant separates from service before vesting, the portion of the account attributable to Company contributions is not forfeited until the participant incurs a five-year break in service.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or pay administrative expense of the Plan. Forfeitures aggregated $388,000 and $313,000 at December 31, 1998 and 1997, respectively.

          Health Management Associates, Inc. Retirement Savings Plan

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants become one hundred percent vested in the remainder of their accounts upon the occurrence of any of the following events:

     (a) The participant dies while still in service as an employee;

     (b) The participant becomes totally and permanently disabled while still in service as an employee; or

     (c) The Plan is terminated by the Sponsor.

In other cases, a gradual vesting scale applies, with one hundred percent vesting occurring upon reaching seven years of vesting service. A plan year during which an employee works for at least one thousand hours is counted as one year of vesting service.

2. Summary of Significant Accounting Policies

Investment Valuation

Investments in mutual funds, collective trust funds, and equity securities are stated at fair value based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

Contributions

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted monthly to the trustee for investment based on the investment options designated by the Plan's participants.

          Health Management Associates, Inc. Retirement Savings Plan

2. Summary of Significant Accounting Policies (continued)

Contributions (continued)

Discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date the Company files its federal income tax return for the corresponding fiscal year.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Purchases and sales of securities are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Reclassifications

Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

Administrative Expenses

Administrative expenses for the Plan are paid directly by the Company, and not from Plan assets.

Benefit Payments

Benefits are recorded when paid.

          Health Management Associates, Inc. Retirement Savings Plan

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

                                                    1998            1997
                                            --------------------------------

   Health Management Associates, Inc.
    Common Stock                                $63,246,002     $45,379,028



   Merrill Lynch Retirement Preservation         14,243,940               -
    Trust

   Massachusetts Investors Trust                 18,769,875               -

   Merrill Lynch Capital Fund                     6,575,766               -

   NationsBank Stable Capital Fund                        -      10,004,579

   Nations Capital Growth Fund                            -      12,746,195

   Nations Balanced Assets Fund                           -       5,202,763

          Health Management Associates, Inc. Retirement Savings Plan

4. Changes in Net Assets available for Benefits with Fund Information

Following are the changes in net assets available for benefits by fund option for the years ended December 31, 1998 and 1997:

                                                                                          Participant Directed
                                    ---------------------------------------------------------------------------------------

                                       NATIONS        NATIONS        NATIONS
                                       CAPITAL        STABLE         BALANCED       NATIONS       STRONG           SOGEN
                                       GROWTH         CAPITAL         ASSETS        TREASURY     ADVANTAGE    INTERNATIONAL
                                        FUND           FUND            FUND           FUND         FUND            FUND
                                    ---------------------------------------------------------------------------------------
Net assets available for benefits
 at December 31, 1997                $ 12,779,353   $ 10,183,441   $  5,326,177   $   546,686  $   140,230   $  385,016
  Net appreciation (depreciation)
   in fair value of investments                 -              -              -             -            -            -
  Interest and dividend income                  -              -              -             -            -            -
  Contributions:
   Participants                                 -              -              -             -            -            -
   Employer                                     -              -              -             -            -            -
  Benefit payments                              -              -              -             -            -            -
  Transfers to (from) prior trustee             -              -              -             -            -            -
   and related plan                   (12,779,353)   (10,183,441)    (5,326,177)     (546,686)    (140,230)    (385,016)
  Interfund transfers                           -              -              -             -            -            -
Net assets available for benefits
 at December 31, 1998                $          -   $          -   $          -   $         -  $         -   $        -
                                    =======================================================================================

                                        ---------------------------------------------
                                                                        MERRILL
                                                       MERRILL           LYNCH
                                        SELIGMAN       LYNCH           RETIREMENT
                                        FRONTIER       EQUITY         PRESERVATION
                                          FUND       INDEX TRUST         TRUST
                                        ---------------------------------------------
Net assets available for benefits
 at December 31, 1997                   $  680,990    $         -       $          -
  Net appreciation (depreciation)
   in fair value of investments                  -         81,024                  -
  Interest and dividend income                   -            168            718,839
  Contributions:
   Participants                                  -        440,087          1,851,646
   Employer                                      -            730            134,998
  Benefit payments                               -        (12,797)        (1,152,615)
  Transfers to (from) prior trustee              -
   and related plan                       (680,990)       117,054         12,057,796
  Interfund transfers                            -        206,804            633,276
                                        --------------------------------------------
Net assets available for benefits
 at December 31, 1998                   $        -    $   833,070       $ 14,243,940
                                        ============================================

          Health Management Associates, Inc. Retirement Savings Plan

4. Changes in Net Assets available for Benefits with Fund Information
(continued)

                                                                        Participant Directed
                                  --------------------------------------------------------------------------------------------------
                                                    Hotchkis &      Lord Abbett
                                                       Wiley         Developing     Merrill Lynch                     Merrill Lynch
                                  Federated Bond   International       Growth          Growth        Massachussets       Capital
                                       Fund            Fund             Fund            Fund        Investors Trust        Fund
                                  --------------------------------------------------------------------------------------------------
Net assets available for
 benefits at December 31, 1997    $           -   $            -   $           -   $            -   $             -   $           -
Net appreciation (depreciation)
 in fair value of investments            (8,405)          (3,749)         83,808          (63,032)        2,036,022         (86,330)
Interest and dividend income             12,016           34,004             771           23,523         1,050,982         390,927
Contributions:
 Participants                           133,199          355,809         598,452          500,339         2,617,892       1,506,100
 Employer                                     -            3,718           6,967              699            79,061          43,672
Benefit payments                         (2,426)         (30,586)        (52,256)          (8,884)       (1,127,247)       (314,406)
Transfers to (from) prior
 trustee and related plan               867,393          850,563         690,046        1,590,019        14,669,528       5,353,336
Interfund transfers                      53,843          (30,777)        227,808          104,443          (556,363)       (317,533)
                                  --------------------------------------------------------------------------------------------------
Net assets available for benefits
 at December 31, 1998             $   1,055,620   $    1,178,982   $   1,555,596   $    2,147,107   $    18,769,875   $   6,575,766
                                  =================================================================================================

                                                            Non-Participant Directed
                                        ---------------------------------------------------
                                           Health
                                         Management
                                         Associates,
                                             Inc.
                                            Common
                                             Stock        Cash      Other          Total
                                        ---------------------------------------------------
Net assets available for
 benefits at December 31, 1997             $46,228,688   $     -   $        -  $ 76,270,581
Net appreciation (depreciation)
 in fair value of investments               13,256,143         -            -    15,295,481
Interest and dividend income                    30,072         -       49,365     2,310,665
Contributions:
Participants                                 5,504,050    (3,575)     317,297    13,821,296
Employer                                     3,248,893    (1,179)      87,207     3,604,766
Benefit payments                            (3,803,430)    2,440            -    (6,502,207)
Transfers to (from) prior
 trustee and related plan                     (849,771)   16,356    1,229,475     6,549,902
Interfund transfers                           (368,643)   47,142            -             -
                                        ---------------------------------------------------
Net assets available for
 benefits at December 31, 1998             $63,246,002   $61,184   $1,683,344  $111,350,484
                                        ===================================================

10

          Health Management Associates, Inc. Retirement Savings Plan

4. Changes in Net Assets available for Benefits with Fund Information
   (continued)

                                                                                    Participant Directed
                                    -----------------------------------------------------------------------------------------------
                                          Nations          Nations        Nations
                                          Capital           Stable       Balanced        Strong            SoGen        Seligman
                                           Growth          Capital        Assets        Advantage      International     Frontier
                                           Fund             Fund           Fund           Fund             Fund           Fund
                                    -----------------------------------------------------------------------------------------------
Net assets available for benefits
 at December 31, 1996                    $ 8,762,033      $ 8,488,241   $3,433,365         $ 25,234         $ 95,459      $111,633
  Net appreciation (depreciation)
   in fair value of investments            2,817,781          552,594      693,709              156            1,636        54,954
  Interest and dividend income                14,603                -      134,337            7,088           17,665             -
  Contributions:
   Participants                            2,217,526        1,796,533    1,312,461           66,392          197,541       245,565
   Employer                                   49,758          127,344       34,345            1,154            1,689         1,450
  Benefit payments                          (931,364)        (908,770)    (300,367)          (2,515)          (5,086)       (8,738)
  Administrative expenses                     (5,215)          (2,460)        (605)               -              (15)          (75)
  Interfund transfers                       (145,769)         129,959       18,932           42,721           76,127       276,201
                                    -----------------------------------------------------------------------------------------------
Net assets available for benefits
 at December 31, 1997                    $12,779,353      $10,183,441   $5,326,177         $140,230         $385,016      $680,990
                                    ===============================================================================================

                                                       Non-
                                                    Participant
                                                     Directed
                                    --------------------------------------------
                                         Health
                                       Management
                                       Associates,
                                         Inc.         Nations
                                        Common       Treasury
                                         Stock         Fund             Total
                                    --------------------------------------------
Net assets available for benefits
 at December 31, 1996                  $25,620,832       $ 607,943   $47,144,740
  Net appreciation (depreciation)
   in fair value of investments         17,313,678               -    21,434,508
  Interest and dividend income               2,400          30,458       206,551
  Contributions:
   Participants                          3,975,061               -     9,811,079
   Employer                              2,568,172        (400,422)    2,383,490
  Benefit payments                      (2,542,642)              -    (4,699,482)
  Administrative expenses                   (1,935)              -       (10,305)
  Interfund transfers                     (706,878)        308,707             -
                                    --------------------------------------------
Net assets available for benefits
 at December 31, 1997                  $46,228,688       $ 546,686   $76,270,581
                                    ============================================

           Health Management Associates, Inc. Retirement Saving Plan

5. Income Tax Status

The Internal Revenue Service ruled on April 12, 1996 that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from tax pursuant to Section 501(a) of the IRC. The plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. Party-in-Interest Transactions

Certain Plan investments are shares of mutual and trust funds managed by the trustee therefore, such transactions qualify as party-in-interest. The Health Management Associates, Inc. Common Stock Fund held investments in Company securities with a fair value of $63,246,002 and $45,379,028 as of December 31, 1998 and 1997, respectively. The Company paid administrative expenses on behalf of the Plan for the years ended December 31, 1998 and 1997.

7. Reconciliation of Financial Statements to Forms 5500

Differences between the Forms 5500 and the financial statements for the years ended December 31, 1998 and 1997 relate to contributions receivable which are recorded on the Plan's financial statements and not included in the Form 5500.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the vested portion of their account.

           Health Management Associates, Inc. Retirement Saving Plan

9. Year 2000 (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor has taken the actions necessary to ensure that its systems and applications will recognize and process the year 2000 date and beyond. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

The Plan Sponsor has established communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant during 1999. If modifications of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan.

           Health Management Associates, Inc. Retirement Saving Plan
                                EIN: 65-0261425
                                  Plan # 001

          Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

(a)              (b)                           (c)                     (d)             (e)
                                                                                     Current
          Identify of Issue         Description of Investment         Cost            Value
-----------------------------------------------------------------------------------------------
*    Health Management
     Associates, Inc.              Common Stock                     $51,491,116    $ 63,246,002

*    Merrill Lynch Trust Company.  Equity Index Trust                   751,858         833,070

*    Merrill Lynch Trust Company   Retirement Preservation Trust     14,243,940      14,243,940

*    Merrill Lynch Trust Company   Growth Fund                        2,188,011       2,147,107

*    Merrill Lynch Trust Company.  Capital Fund                       6,664,368       6,575,766

     Federated Investors           Federated Bond Fund                1,064,887       1,055,620

     Hotchkis & Wiley              International Fund                 1,186,817       1,178,982

     MFS Investment Management     Massachusetts Investors Trust     16,914,128      18,769,875

     Lord, Abbett & Co.            Developing Growth Fund             1,454,894       1,555,596
                                                                  -----------------------------
                                                                    $95,960,019    $109,605,956
                                                                  =============================

* Indicates a party-in-interest to the Plan.

          Health Management Associates, Inc. Retirement Savings Plan
                               EIN:  65-0261425
                                  Plan # 001

                 Line 27d  Schedule of Reportable Transactions

                         Year ended December 31, 1998

                                                                           (c) Purchase    (d) Selling      (g) Cost of
  (a) Identity of Party Involved          (b) Description of Asset             Price           Price           Asset
-----------------------------------------------------------------------------------------------------------------------
Category (i) - Individual transaction
 in excess of 5% of Plan assets.

NationsBank of Georgia, N.A.            Stable Capital Fund                $          -    $10,004,579      $ 8,662,350
NationsBank of Georgia, N.A.            Nations Capital Growth Fund                   -     12,746,195       13,317,840
NationsBank of Georgia, N.A.            Nations Balanced Assets Fund                  -      5,202,763        5,491,469

Category (iii) - Series of
transactions in excess of 5% of Plan
assets.

Health Management Associates, Inc.      Common stock                         60,992,387              -       60,992,387
Health Management Associates, Inc.      Common stock                                  -     10,444,423        9,063,691

Merrill Lynch Trust Company             Retirement Preservation Trust        17,665,786              -       17,665,786
Merrill Lynch Trust Company             Retirement Preservation Trust                 -      3,421,846        3,421,846

Merrill Lynch Trust Company             Capital Fund                          7,717,865              -        7,717,865
Merrill Lynch Trust Company             Capital Fund                                  -      1,055,768        1,053,497

Massachusetts Investors Trust           Mutual Fund                          19,434,716              -       19,434,716
Massachusetts Investors Trust           Mutual Fund                                   -      2,700,864        2,520,589

                                                   (h) Current
                                                  Value of Asset
                                                    on Date of    (i) Net Gain
  (a) Identity of Party Involved                    Transaction      or (Loss)
---------------------------------------------------------------------------------
Category (i) - Individual transaction
 in excess of 5% of Plan assets.

NationsBank of Georgia, N.A.                        $10,004,579     $1,342,229
NationsBank of Georgia, N.A.                         12,746,195       (571,645)
NationsBank of Georgia, N.A.                          5,202,763       (288,706)

Category (iii) - Series of
transactions in excess of 5% of Plan
assets.

Health Management Associates, Inc.                   60,992,387              -
Health Management Associates, Inc.                   10,444,423      1,380,732

Merrill Lynch Trust Company                          17,665,786              -
Merrill Lynch Trust Company                           3,421,846              -

Merrill Lynch Trust Company                           7,717,865              -
Merrill Lynch Trust Company                           1,055,768          2,271

Massachusetts Investors Trust                        19,434,716              -
Massachusetts Investors Trust                         2,700,864        180,275

There were no category (ii) or (iv) transactions during the year ended December 31, 1998.

Note: The information to be presented in columns (e) and (f) is not applicable.

          Health Management Associates, Inc. Retirement Savings Plan
                               EIN:  65-0261425
                                  Plan # 001

                 Line 27e  Schedule of Non-Exempt Transactions

                         Year ended December 31, 1998


           (a)                         (b)                              (c)
                                                            Description of Transactions,
                               Relationship to Plan,      Including Maturity Date, Rate of
                                Employer, or Other           Interest, Collateral, Par, or
  Identity of Party Involved     Party-in-Interest                 Maturity Value
  ----------------------------------------------------------------------------------------
     Health Management        Employer/Plan Sponsor     Contributions of $38,951
       Associates, Inc.                                  and $,459 for the payroll period
                                                         ended December 31, 1997 remitted
                                                         March 5, 1998 and January 30,
                                                         1998, respectively.

     Health Management        Employer/Plan Sponsor     Contributions of $88,942 and
       Associates, Inc.                                   $1,391,411 for the payroll
                                                         period ended February 28, 1998
                                                         remitted March 27, 1998 and
                                                         March 25, 1998, respectively.

     Health Management        Employer/Plan Sponsor     Investment earnings of $2,355
       Associates, Inc.                                  were allocated to affected
                                                         participants.


Note: The information to be presented in columns (d), (e), (f), (g), (h), (i), and (j) is not applicable.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         Health Management Associates, Inc.,
                                              AS ADMINISTRATOR OF
                                         Health Management Associates, Inc.
                                                Retirement Savings Plan



DATE:   June 25, 1999                    By: /s/ Robert E. Farnham
                                             ---------------------
                                             Robert E. Farnham
                                             Vice President
                                             Corporate Controller